TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdom

February 7, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	TORM plc
Registration Statement on Form F-3 (File No. 333-228878)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on December 18, 2018, be accelerated so that it will be made effective at 12:00 p.m. Eastern Time on February 12, 2019, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

TORM plc

By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer